Exhibit (a)(1)(F)

ACTUATE CORPORATION

SUPPLEMENT TO OFFER TO PURCHASE FOR CASH
Up to a Maximum of $60 Million Worth of its Common Stock
At a Purchase Price Not Greater Than $2.60 Nor Less Than $2.20 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME
ON MONDAY, DECEMBER 8, 2008, UNLESS THE OFFER IS EXTENDED.

On November 5, 2008, Actuate Corporation, a Delaware corporation (the “Actuate”, “we” or “us”), distributed an Offer to Purchase (the “Original Offer to Purchase”), a related Letter of Transmittal (the “Original Letter of Transmittal”) and a related Notice of Guaranteed Delivery (the “Original Notice of Guaranteed Delivery”) in connection with its offer to purchase for cash up to $60 million worth of its common stock, par value $0.001 (the “common stock”), at a price not greater than $3.40 per share nor less than $3.15 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Original Offer to Purchase and the Original Letter of Transmittal. The tender offer was previously scheduled to expire at 5:00 p.m., New York City time, on December 5, 2008.

By this supplement (the “Supplement”), we amend the Original Offer to Purchase (as amended and supplemented, the “Offer to Purchase”). The Offer to Purchase and the Amended Letter of Transmittal, filed herewith, constitute the “Offer”.

Actuate has decreased the price per share at which shareholders may tender shares, to a price not greater than $2.60 per share nor less than $2.20 per share. Actuate has also changed the timeframes of the Conditions of the Offer and of the Condition of the Offer relating to a decline in its share price or various stock indices. In addition, the tender offer is now scheduled to expire at 12:00 midnight, New York City time, on December 8, 2008.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions; see Section 7, “Conditions of the Offer” and Section 9 “Source and Amount of Funds.” We may elect to waive some or all of such conditions as discussed in Section 7.

If you have already tendered your shares (or directed or instructed that your shares be tendered) and you wish to re-tender such shares in accordance with the amended and supplemented terms and conditions in this Supplement and the Amended Letter of Transmittal, you must submit a new tender of your shares in accordance with the instructions described in Section 3 of the Offer to Purchase as amended and supplemented, prior to the Expiration Date.

If you do not submit a new tender of your already tendered shares, your previously tendered shares will be deemed to have been withdrawn and will not be accepted, and such shares will be returned to you. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee and you wish to re-tender such shares, you must instruct that person to arrange for a new tender. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

You may direct questions and requests for assistance or additional copies of the Original Offer to Purchase, this Supplement, the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery to D.F. King & Co., Inc., which is acting as the Information Agent, or to Jefferies & Co., Inc., which is the Dealer Manager for the Offer. Their addresses and telephone numbers appear on the back cover of this Supplement.

The Dealer Manager for the Offer is:

JEFFERIES & CO., INC.

Supplement to Offer to Purchase dated November 24, 2008

IMPORTANT

The following amendments and supplements to the information contained in the Original Offer to Purchase are keyed to the headings in the Original Offer to Purchase. Shareholders should read the Original Offer to Purchase and the Amended Letter of Transmittal in conjunction with this Supplement in considering whether to tender their shares. Terms defined in the Original Offer to Purchase and used in this Supplement but not otherwise defined in this Supplement have the meanings assigned to them in the Original Offer to Purchase.

IF YOUR SHARES ARE NOT CURRENTLY TENDERED AND YOU WISH TO TENDER ALL OR ANY PORTION OF YOUR SHARES, YOU SHOULD FOLLOW THE INSTRUCTIONS DESCRIBED IN SECTION 3 OF THE OFFER TO PURCHASE AS AMENDED AND SUPPLEMENTED, PRIOR TO THE EXPIRATION DATE.

IF YOU HAVE ALREADY TENDERED YOUR SHARES (OR DIRECTED OR INSTRUCTED THAT YOUR SHARES BE TENDERED) AND YOU WISH TO RE-TENDER SUCH SHARES SUBJECT TO THE AMENDED TERMS AND CONDITIONS, YOU MUST SUBMIT A NEW TENDER OF YOUR SHARES IN ACCORDANCE WITH THE INSTRUCTIONS DESCRIBED IN SECTION 3 OF THE OFFER TO PURCHASE AS AMENDED AND SUPPLEMENTED, PRIOR TO THE EXPIRATION DATE.

IF YOU DO NOT SUBMIT A NEW TENDER OF YOUR ALREADY TENDERED SHARES, YOUR PREVIOUSLY TENDERED SHARES WILL BE DEEMED TO HAVE BEEN WITHDRAWN AND WILL NOT BE ACCEPTED, AND SUCH SHARES WILL BE RETURNED TO YOU.

If you wish to maximize the chance that your shares will be purchased by us, you should check the box below the caption “Shares Tendered at a Price Determined Pursuant to the Offer” in the section of the Amended Letter of Transmittal called “Price at Which You Are Tendering.” Accordingly, your tendered shares will be treated the same as shares tendered at the purchase price selected by us in accordance with Section 1 of the Original Offer to Purchase.

If you have questions or need assistance, you should contact D.F. King & Co., Inc., which is the Information Agent for the Offer (the “Information Agent”), at the address or telephone number on the back page of this Supplement. You may request additional copies of this Supplement, the Offer to Purchase, the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery from the Information Agent.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering shares in the Offer. We have not authorized any person to give any information or to make any representation on our behalf in connection with the Offer other than those contained in the Offer to Purchase, this Supplement or the related Amended Letter of Transmittal. If given or made, any recommendation, information or representation must not be relied upon as having been authorized by us, the Dealer Manager or the Information Agent.

We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction.

Except as otherwise set forth in this Supplement or the Amended Letter of Transmittal, the terms and conditions set forth in the Original Offer to Purchase and the Original Letter of Transmittal remain applicable in all respects. To the extent that any information or amendment contained in this Supplement is inconsistent with the information in the Original Offer to Purchase, the information and amendments in this Supplement shall control.

The Original Offer to Purchase, the Original Letter of Transmittal and the Original Notice of Guaranteed Delivery are hereby amended and supplemented as follows:

•	The Summary Term Sheet of this Supplement replaces in its entirety the Summary Term Sheet in the Original Offer to Purchase.

•	All references to the Expiration Date in the Original Offer to Purchase or the related tender offer documents now mean December 8, 2008, at 12:00 midnight New York City time (previously, the Offer was scheduled to expire on December 5, 2008), unless we, in our sole discretion, further extend the period of time during which the Offer will remain open or terminate the Offer.

•	All references in the Original Offer to Purchase and in the related tender offer documents to the price range for the Offer or the price at which we are offering to purchase shares now mean a price of not greater than $2.60 per share nor less than $2.20 per share, less any applicable withholding taxes and without interest, with $0.05 increments between $2.20 per share and $2.60 per share.

•	All references to the minimum price in the Offer (previously $3.15 per share) now mean a minimum price of $2.20 per share and all references to the maximum price in the Offer (previously $3.40 per share) now mean a maximum price of $2.60 per share.

•	All references to the maximum number of shares we may purchase, assuming our Offer is fully subscribed at the minimum price in our Offer, now mean 27,272,727 shares of common stock (previously 19,047,619 shares of common stock), and all references to the minimum number of shares we may purchase, assuming our Offer is fully subscribed at the maximum price in our Offer, now mean 23,076,923 shares of common stock (previously 17,647,058 shares of common stock).

•	All references to the percentage of our outstanding common stock as of October 31, 2008 represented by the maximum number of shares we may purchase assuming our Offer is fully subscribed at the minimum price in our Offer now mean approximately 44.81% (previously 31.29%), and all references to the percentage of our outstanding common stock as of October 31, 2008 represented by the minimum number of shares we may purchase assuming our Offer is fully subscribed at the maximum price in the Offer now mean approximately 37.91% (previously 28.99%).

•	All references to the number of shares that will remain outstanding if we purchase the maximum number of shares we may purchase, assuming our Offer is fully subscribed at the minimum price in our Offer, now mean 33,592,901 shares of common stock (previously 41,818,009 shares of common stock), and all references to the number of shares that will remain outstanding if we purchase the minimum number of shares we may purchase, assuming our Offer is fully subscribed at the maximum price in our Offer, now mean 37,788,705 shares of common stock (previously 43,218,570 shares of common stock).

•	All references to the percentage of our outstanding common stock as of October 31, 2008 represented by the shares beneficially owned by our directors and executive officers, assuming we purchase the maximum number of shares we may purchase based on full subscription of our Offer at the minimum price in our Offer, now mean 34.90% (previously 28.04%).

•	All references to the number of shares that will be held by non-affiliated stockholders, assuming our Offer is fully subscribed at the minimum price in our Offer, now mean 11,746,260 (previously 19,971,368 shares of common stock), and all references to the number of shares that will be held by non-affiliated stockholders, assuming our Offer is fully subscribed at the maximum price in our Offer, now mean 15,942,064 (previously 21,371,929 shares of common stock).

•	All references to the time period for the Conditions of the Offer now mean at any time after November 24, 2008 and prior to the Expiration Date, and all references to the baseline date for the condition to the offer relating to a decline in our stock price or various stock indices now mean November 24, 2008.

•	All references to Letter of Transmittal are now to the Amended Letter of Transmittal, and all references to Notice of Guaranteed Delivery are now to the Amended Notice of Guaranteed Delivery.

•	Item number 4 in the enumerated list on page 5 of the Letter of Transmittal is hereby deleted.

•	The paragraph on page 15 of the Letter of Transmittal that references IRS Circular 230 is hereby deleted.

FORWARD-LOOKING STATEMENTS

This Supplement contains a number of forward-looking statements, including, among others, statements dealing with the Offer, the date on which we will announce the final proration factor or pay for tendered shares, the repurchase of additional shares in the future, the fees and expenses we will incur in connection with the Offer, the listing and tradability of our stock after the Offer is completed and the continued treatment of our shares as margin securities. These forward-looking statements are based on current management expectations and are subject to substantial risks and uncertainties (many of which are beyond our control) which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. When used herein or in such statements, the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “should” or the negative thereof and similar expressions as they relate to Actuate or its management are intended to identify such forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All subsequent written and oral forward-looking statements concerning the Offer or other matters addressed in this Supplement and attributable to us or any person acting on our behalf are qualified by these cautionary statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this Supplement except as required by law.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights material information in Offer and replaces the entire Summary Term Sheet in the Original Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent that they are described in the body of this Supplement and the Original Offer to Purchase. We urge you to read the Original Offer to Purchase, this Supplement and the Amended Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of the Original Offer to Purchase where you will find a more complete discussion. In this Supplement and the Original Offer to Purchase, we use the terms “Actuate Corporation,” “Actuate,” “we,” “us” and “our” to refer to Actuate Corporation and its subsidiaries. All cross-references to Section numbers refer to corresponding Section number in the Original Offer to Purchase, as amended and supplemented by this Supplement.

Who is offering to purchase my shares?

Actuate Corporation, a Delaware corporation, is offering to purchase up to a maximum of $60 million worth of its common stock or such lesser value of shares as are properly tendered and not properly withdrawn. See Section 1.

What will be the purchase price?

•	The price range for the Offer is $2.20 to $2.60 per share. We are conducting the Offer through a procedure commonly called a “modified Dutch auction.” This procedure allows you to choose a price (in increments of $0.05 per share) within this price range at which you are willing to sell your shares.

•	We will select the lowest price specified by tendering stockholders that will enable us to buy $60 million worth of shares. If less than $60 million worth of shares are properly tendered and not properly withdrawn, as measured at the purchase price, we will purchase all shares that were properly tendered and not properly withdrawn, at the highest price at which the shares were tendered. All shares we purchase will be purchased at the same price, even if you have chosen a lower price, but we will not purchase any shares tendered at a price above the price selected in accordance with these procedures.

•	If you wish to maximize the chance that your shares will be purchased, you should check the box below the caption “Shares Tendered at a Price Determined Pursuant to the Offer” in the section of the Letter of Transmittal called “Price at Which You Are Tendering.” Accordingly, your tendered shares will be treated the same as shares tendered at the purchase price selected by us in accordance with Section 1.

How many shares will Actuate purchase?

•	Subject to the terms and conditions of the Offer, we will purchase that number of shares of our common stock worth $60 million, as long as this amount is properly tendered and not properly withdrawn by our stockholders. At the minimum price of $2.20 per share in the Offer, we will purchase up to a maximum of 27,272,727 shares, or approximately 44.81% of our outstanding common stock as of October 31, 2008. At the maximum price of $2.60 per share in the Offer, we will purchase up to a maximum of 23,076,923 shares, or approximately 37.91% of our outstanding common stock as of October 31, 2008. See Sections 1 and 2.

•	The Offer is not conditioned on any minimum number of shares being tendered, but is subject to a number of other important conditions described below.

What will be the form of payment of the purchase price?

If your shares are purchased in the Offer, you will be paid the purchase price in cash, less any applicable withholding taxes and without interest, for all your shares that we purchase pursuant to the Offer. We will pay the purchase price promptly after the Offer expires, but under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. See Sections 1 and 5.

How will Actuate obtain the funds to make the payment?

The aggregate purchase price for the shares purchased in the Offer will be approximately $60 million, which we plan to fund with approximately $30 million from the net proceeds to us from the Credit Facility (as defined below) and approximately $30 million from cash on hand.

If I tender my shares, how many of my shares will Actuate purchase?

All of the shares that you tender in the Offer may not be purchased, even if they are properly tendered at or below the purchase price we select. If more than $60 million worth of shares (valued at the purchase price) are properly tendered at or below the selected purchase price, we will purchase shares from all stockholders who properly tender shares at prices equal to or below the selected price, on a pro rata basis. As a result, we will purchase the same percentage of tendered shares from each stockholder who properly tenders shares at prices equal to or below the selected price, subject to the odd lot procedures described in Section 1 and the conditional tender provisions contained in Section 6. We will announce this proration percentage, if proration is necessary, after the Offer expires.

What is the purpose of the Offer?

•	With the assistance of management, our board of directors has reviewed a variety of alternatives for using our available financial resources. Among other factors, our board of directors considered our existing and anticipated capitalization and financial position, including our outstanding common stock, financial ratios, the market price of our common stock and our operations, strategy and expectations for the future. Our board of directors believes that the Offer is a prudent use of our financial resources and an effective means of providing value to our stockholders.

•	Our board of directors believes that the “modified Dutch auction” tender offer set forth in this Offer to Purchase represents a mechanism to provide all of our stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. In addition, if we complete the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in us and our future operations.

•	The Offer, and particularly the preference given to odd lot holders, may reduce the number of holders of our shares and thereby reduce the administrative costs of mailing securities filings and notices to such holders.

•	For a further discussion of the potential benefits and the potential risks and disadvantages of the Offer, see “Risks to Non-tendering Stockholders” and Section 2.

What does the board of directors of Actuate think of the Offer?

Our board of directors has approved the Offer. However, neither we, nor any of our board of directors, executive officers, the Information Agent, Depositary or the Dealer Manager is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you should tender your shares. We are not making a recommendation as to whether you should tender shares into the Offer because we believe that you should make your own decision based on your views as to the value of Actuate’s shares, our prospects and anticipated capitalization following the Offer, as well as your liquidity needs, investment objectives and other individual considerations. None of our directors and executive officers have advised us that they intend to tender any shares owned by them in the Offer. Accordingly, assuming we purchase 27,272,727 shares in the Offer, which represents the maximum amount of shares that we would purchase based on the minimum price per share of $2.20, the beneficial ownership of our directors and executive officers will increase to approximately 34.90%.

In addition, our directors and executive officers may also, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer. See “Risks to Non-tendering Stockholders” and Section 11. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which to tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

What are the significant conditions to the Offer?

•	The Offer is not conditioned on our stockholders tendering any minimum number of shares.

•	The Offer is subject to a number of conditions, including, among others:

•	That there has been no legal action instituted, threatened in writing, pending or taken that challenges or affects the Offer or materially and adversely affects our and our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects or otherwise materially impairs the contemplated future conduct of our and our subsidiaries’ business or our ability to exercise full rights of ownership or purchase and hold some or all of the shares purchased in the Offer; and

•	That there has been no change or event discovered or threatened to our business, general affairs, management, financial position, stockholders equity, income, results of operations, condition (financial or otherwise), operations, or prospects or that of our subsidiaries, taken as a whole, or in the ownership of our shares, which in our reasonable judgment is or may be material to us or otherwise makes it inadvisable for us to proceed with the Offer.

•	We may terminate the Offer, if, among other things, following the date of this Offer to Purchase:

•	Another person or entity makes a tender offer for our shares;

•	Another person or entity, to our knowledge and subject to exceptions, acquires or proposes to acquire more than 5% of our shares;

•	Another person or entity files a notification form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire Actuate or any of our shares; or

•	There is a decline in the market price of the shares or the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies or the New York Stock Exchange Composite Index or the Nasdaq Composite Index by a material amount (including, without limitation, an amount greater than 10%) from the close of business on November 24, 2008.

•	These and other conditions are described in greater detail in Section 7.

How will the Offer affect the number of shares of common stock outstanding and the number of record holders of Actuate?

•	As of October 31, 2008, we had 60,865,628 issued and outstanding shares of common stock. At the minimum price of $2.20 per share in the Offer, we will purchase a maximum of 27,272,727 shares, or approximately 44.81% of our outstanding stock as of October 31, 2008. At the maximum price of $2.60 per share in the Offer, we will purchase a maximum of 23,076,923 shares, or approximately 37.91% of our outstanding common stock as of October 31, 2008. Based on the foregoing, if the Offer is fully subscribed, we will have between 33,592,901 and 37,788,705 shares outstanding following the purchase of shares tendered in the Offer. See Section 2.

•	To the extent any of our stockholders tender their shares in full and that tender is accepted in full, the number of our record holders could be reduced. See “Risks to Non-tendering Stockholders” and Section 2.

•	Stockholders who do not have their shares purchased in the Offer will likely realize a proportionate increase in their relative ownership interest in Actuate. See Section 2.

Following the Offer, will Actuate continue as a public company?

Yes. The completion of the Offer in accordance with its terms and conditions will not cause Actuate to be delisted from NASDAQ or to cease being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 2.

How long do I have to decide whether to tender my shares in the Offer? Can Actuate extend the Offer past the initial Expiration Date?

•	You may tender your shares until the Offer expires. The Offer is now scheduled to expire at 12:00 midnight, New York City time, on December 8, 2008 (previously, the Offer was scheduled to expire on December 5, 2008). If your shares are held by a nominee or broker, it is likely that they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your nominee or broker to find out their deadline.

•	We can extend the Offer past this scheduled Expiration Date in our sole discretion. If we choose to do so, you will be able to tender your shares until 12:00 midnight, New York City time, on the day selected as the new Expiration Date. See Sections 1 and 15.

Can Actuate amend the terms of the Offer?

We reserve the right in our sole discretion to amend the Offer in any respect. See Section 15.

How do I find out if Actuate amends the terms of the Offer or extends the Expiration Date?

We will announce any amendment to the Offer by making a public announcement of the amendment. We will announce any extension of the Offer no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. In the event of an extension, termination or postponement of the Offer, we will also give written or oral notice to the Depositary. See Section 15.

How do I tender my shares?

•	To tender your shares, you must complete one of the procedures described under “Important Procedures” on the inside front cover page of this Offer to Purchase before the Offer expires.

•	You may also contact the Information Agent or your broker for assistance. The contact information for the Information Agent is on the back page of this Offer to Purchase.

•	For a more detailed explanation of the tendering procedures, see Section 3.

Can I tender shares in the Offer held in my Employee Stock Purchase Plan (“ESPP”) account?

If you have previously purchased shares as a participant in our ESPP, then you may tender such shares, subject to the terms of the ESPP. Participants in our ESPP who have not yet purchased shares may not participate in the Offer with respect to such unpurchased ESPP shares.

Can I participate in the Offer if I hold vested stock options to purchase shares?

If you hold vested but unexercised options to purchase shares, you may exercise such options in accordance with the terms of the applicable stock option plan and tender the shares received upon such exercise in accordance with the Offer. An exercise of an option cannot be revoked for any reason even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer. See Section 3. If your stock options have vested, you should follow the instructions in “Important Procedures” on the inside front cover of this Offer to Purchase and in Instruction 14 of the Letter of Transmittal. You should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants, the years left to exercise your options and the provisions for pro rata purchases by us described in Section 1. We strongly encourage you to discuss the Offer with your tax advisor or broker.

How do holders of vested stock options participate in the Offer?

If you hold vested options, you must exercise such options in accordance with the terms of the applicable stock option or compensation plans and tender the shares received upon such exercise in accordance with the Offer. See Instruction 14 of the Letter of Transmittal. You must exercise your vested options at least five business days prior to the Expiration Date (which, unless the Offer is extended, will require you to exercise such options no later than 12:00 midnight, New York City time, on December 2, 2008) in order to provide you with sufficient time to properly tender the shares in the Offer.

Can I participate in the Offer if I hold unvested stock options, stock awards or other restricted equity interests?

Holders of unvested stock options, stock awards or other restricted equity interests may not tender shares or shares represented by such interests.

In what order will Actuate purchase the tendered shares?

If the terms and conditions of the Offer have been satisfied or waived and shares worth in excess of $60 million in the aggregate, as measured at the highest price at which such shares were properly tendered have been properly tendered and not properly withdrawn on or prior to the Expiration Date, we will purchase the shares in the following order of priority:

•	First, all shares owned in “odd lots” that have been properly tendered at or below the purchase price;

•	Second, after purchase of all of the foregoing shares, all other tendered shares (other than conditionally tendered shares for which the condition was not satisfied) tendered at or below the purchase price on a pro rata basis, if necessary; and

•	Third, if necessary to permit us to purchase $60 million worth of shares, such shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares). See Section 1.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

No. If you properly tender, and do not properly withdraw, your shares at or below the purchase price according to the procedures specified for holders of “odd lots,” we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

Can I tender shares in the Offer subject to the condition that a specified minimum number of my shares must be purchased in the Offer?

Yes, you may tender your shares subject to this condition by following the procedures set forth in Section 6.

How and when will I be paid?

•	If your shares are purchased in the Offer, you will be paid the purchase price less all tax withholdings, in cash, without interest, promptly after the Expiration Date and the acceptance of the shares for payment. There may be tax consequences to receiving this payment. See Sections 3 and 15.

•	We will pay for the shares accepted for payment by depositing the aggregate purchase price with the Depositary promptly after the Expiration Date. The Depositary will act as your agent and will transmit to you the payment for all of your shares accepted for payment. See Section 5.

Once I have tendered my shares in the Offer, can I withdraw my tender?

•	You can withdraw your previously tendered shares at any time before the Offer expires, which is 12:00 midnight, New York City time, on December 8, 2008 (previously, the Offer was scheduled to expire on December 5, 2008).

•	In addition, after the Offer expires, unless we have already accepted your tendered shares for payment, you may withdraw your shares at any time after 12:01 a.m., New York City time, on January 6, 2009. See Section 4.

How do I withdraw previously tendered shares?

To withdraw shares tendered after November 25, 2008, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you have tendered by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct such bank, broker, dealer, trust company or other nominee to arrange for withdrawal of your shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary, if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3, or if you are exercising options to tender shares. See Section 4.

Do I need to do anything more if I previously tendered shares and wish to re-tender such shares subject to the amendments and supplements in this Supplement?

If you have already tendered your shares (or directed or instructed that your shares be tendered) prior to November 25, 2008 and you wish to re-tender such shares in accordance with the amended and supplemented terms and conditions in the Original Offer to Purchase, this Supplement and the Amended Letter of Transmittal, you must submit a new tender of your shares in accordance with the instructions described in Section 3 prior to the Expiration Date. If you do not submit a new tender of your already tendered shares, your previously tendered shares will be deemed to have been withdrawn and will not be accepted and such shares will be returned to you. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee and you wish to re-tender such shares, you must instruct that person to arrange for the new tender of your shares. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

Do the directors or executive officers of Actuate intend to tender their shares in the Offer?

None of our directors and executive officers have advised us that they intend to tender any shares owned by them in the Offer. Accordingly, assuming we purchase 27,272,727 shares in the Offer, which represents the maximum amount of shares that we would purchase based on the minimum price per share of $2.20 in the Offer, the beneficial ownership of our directors and executive officers will increase to approximately 34.90%. In addition, our directors and executive officers may also, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our stockholders in the Offer. See “Risks to Non-tendering Stockholders” and Section 11.

What are the United States federal tax consequences if I tender my shares to Actuate?

•	Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. See Section 14. We urge you to consult your tax advisor as to the tax consequences of participating or not participating in the Offer.

What is the market value of my shares as of a recent date?

•	On October 31, 2008, the last full trading day before we announced the Offer, the closing per share price of our common stock on NASDAQ was $2.85.

•	On November 4, 2008, the last full trading day before we commenced the Offer, the closing per share price of our common stock on NASDAQ was $3.17.

•	On November 21, 2008, the last full trading day before we amended the Offer to reduce the minimum purchase price per share from $3.15 to $2.20 and to reduce the maximum purchase price per share from $3.40 to $2.60, the closing per share price of our common stock on NASDAQ was $2.85.

•	We urge you to obtain a current market quotation for your shares before deciding whether and, if so, at what purchase price or prices, to tender your shares. See Section 8.

Will I have to pay brokerage commissions or stock transfer taxes if I tender my shares to Actuate?

•	If you are a registered stockholder and tender your shares directly to the Depositary, you will not have to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares. See Section 5.

•	If you instruct the Depositary in the Letter of Transmittal to make payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Whom can I talk to if I have questions about the Offer?

•	Our Information Agent can help answer your questions. The Information Agent is D.F. King & Co., Inc. You may also contact Peter Rosenthal at Jefferies & Co., Inc., the Dealer Manager for the Offer (the “Dealer-Manager”). Contact information for the Information Agent and the Dealer Manager appears on the back page of this Offer to Purchase.

INTRODUCTION

To the Holders of Common Stock of Actuate Corporation:

Actuate Corporation, a Delaware corporation, has amended our offer to our stockholders to tender shares of its common stock, $0.001 par value per share, for purchase by us. We are now offering to purchase up to $60 million worth of our common stock at a price not greater than $2.60 per share nor less than $2.20 per share, less applicable withholding taxes and without interest. The Expiration Date is now Monday, December 8, 2008, at 12:00 midnight New York City time (previously, the Offer was scheduled to expire on December 5, 2008), unless further extended. You may withdraw your previously tendered shares at any time, unless such shares have already been accepted for payment by us as provided in the Offer.

Except as otherwise set forth in this Supplement or the Amended Letter of Transmittal, the terms and conditions set forth in the Original Offer to Purchase and the Original Letter of Transmittal remain applicable in all respects. To the extent that any information or amendment contained in this Supplement is inconsistent with the information in the Original Offer to Purchase, the information and amendments in this Supplement shall control. To the extent that any information or amendment contained in the Amended Letter of Transmittal is inconsistent with the information in the Original Letter of Transmittal, the information and amendments in the Amended Letter of Transmittal shall control.

Tenders of shares, Letters of Transmittal, Notices of Guaranteed Delivery, instructions to brokers, dealers, commercial banks, trust companies or other nominees, and election forms for participants in the ESPP, submitted in connection with the Original Offer to Purchase are no longer effective.

The Summary Term Sheet of this Supplement replaces in its entirety the Summary Term Sheet in the Original Offer to Purchase.

All references to the Expiration Date in the Original Offer to Purchase or the related tender offer documents now mean December 8, 2008, at 12:00 midnight New York City time (previously, the Offer was scheduled to expire on December 5, 2008), unless we, in our sole discretion, further extend the period of time during which the Offer will remain open or terminate the Offer.

All references in the Original Offer to Purchase and in the related tender offer documents to the price range for the Offer or the price at which we are offering to purchase shares now mean a price of not greater than $2.60 per share nor less than $2.20 per share, less any applicable withholding taxes and without interest, with $0.05 increments between $2.20 per share and $2.60 per share.

All references to the minimum price in the Offer (previously $3.15 per share) now mean a minimum price of $2.20 per share and all references to the maximum price in the Offer (previously $3.40 per share) now mean a maximum price of $2.60 per share.

All references to the maximum number of shares we may purchase, assuming our Offer is fully subscribed at the minimum price in our Offer, now mean 27,272,727 shares of common stock (previously 19,047,619 shares of common stock), and all references to the minimum number of shares we may purchase, assuming our Offer is fully subscribed at the maximum price in our Offer, now mean 23,076,923 shares of common stock (previously 17,647,058 shares of common stock).

All references to the percentage of our outstanding common stock as of October 31, 2008 represented by the maximum number of shares we may purchase assuming our Offer is fully subscribed at the minimum price in our Offer now mean approximately 44.81% (previously 31.29%), and all references to the percentage of our outstanding common stock as of October 31, 2008 represented by the minimum number of shares we may purchase assuming our Offer is fully subscribed at the maximum price in the Offer now mean approximately 37.91% (previously 28.99%).

All references to the number of shares that will remain outstanding if we purchase the maximum number of shares we may purchase, assuming our Offer is fully subscribed at the minimum price in our Offer, now mean 33,592,901 shares of common stock (previously 41,818,009 shares of common stock), and all references to the number of shares that will remain outstanding if we purchase the minimum number of shares we may purchase, assuming our Offer is fully subscribed at the maximum price in our Offer, now mean 37,788,705 shares of common stock (previously 43,218,570 shares of common stock).

All references to the percentage of our outstanding common stock as of October 31, 2008 represented by the shares beneficially owned by our directors and executive officers, assuming we purchase the maximum number of shares we may purchase based on full subscription of our Offer at the minimum price in our Offer, now mean 34.90% (previously 28.04%).

All references to the number of shares that will be held by non-affiliated stockholders, assuming our Offer is fully subscribed at the minimum price in our Offer, now mean 11,746,260 (previously 19,971,368 shares of common stock), and all references to the number of shares that will be held by non-affiliated stockholders, assuming our Offer is fully subscribed at the maximum price in our Offer, now mean 15,942,064 (previously 21,371,929 shares of common stock).

All references to the time period for the Conditions of the Offer now mean at any time after November 24, 2008 and prior to the Expiration Date, and all references to the baseline date for the condition to the offer relating to a decline in our stock price or various stock indices now mean November 24, 2008.

Item number 4 in the enumerated list on page 5 of the Letter of Transmittal is hereby deleted.

The paragraph on page 15 of the Letter of Transmittal that references IRS Circular 230 is hereby deleted.

Our obligation to accept, and pay for, shares validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 7 of the Original Offer to Purchase as amended by this Supplement.

In addition to the changes to the information included in the Original Offer to Purchase described above in this Supplement, the information in the Original Offer to Purchase is subject to the following, which amends and supplements such information as described below.

THE TENDER OFFER

1.	Procedures for Tendering Shares (page 19 of the Original Offer to Purchase)

Section 3 of the Original Offer to Purchase is hereby amended and supplemented by adding the following to the end of such Section 3:

Tender of Shares Already Tendered Prior to the Supplement to the Offer to Purchase.  If you have already tendered your shares (or directed or instructed that your shares be tendered) and you wish to re-tender such shares in accordance with the amended and supplemented terms and conditions in this Supplement and the Amended Letter of Transmittal, you must submit a new tender of your shares in accordance with the instructions described in Section 3, prior to the Expiration Date. If you do not submit a new tender of your already tendered shares, your previously tendered shares will be deemed to have been withdrawn and will not be accepted, and such shares will be returned to you. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee and you wish to re-tender such shares, you must instruct that person to arrange for the new tender of your shares. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

2.	Conditions of the Tender Offer (page 22 of the Original Offer to Purchase)

The first paragraph of Section 7 of the Original Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:

“Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time after November 24, 2008 and prior to the Expiration Date any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the shares in the Offer:”

Item 10 in the enumerated list of Section 7 of the Original Offer to Purchase is hereby amended by replacing such item in its entirety with the following:

“10. Any decline in the market price of the shares or the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies or the New York Stock Exchange Composite Index or the Nasdaq Composite Index by a material amount (including, without limitation, an amount greater than 10%) from the close of business on November 24, 2008;”

The Depositary for the Offer is:

Computershare Trust Co., Inc.

By Mail	By Overnight Courier or Registered Mail

Computershare Trust Co., Inc.	Computershare Trust Co., Inc.
c/o Corporate Actions — Actuate Corp.	c/o Corporate Actions — Actuate Corp.
P.O. Box 859208	161 Bay State Drive
Braintree, MA 02185-9208	Braintree, MA 02184

Manually signed facsimile copies of the Amended Letter of Transmittal will be accepted. The Amended Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each Actuate record stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at its address set forth above.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their telephone numbers or addresses set forth below. Requests for additional copies of this Supplement, the Original Offer to Purchase, the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and brokers call: +1 (212) 269-5550 (Collect)
All others call: (800) 488-8095 (U.S. Toll-Free)

The Dealer Manager for the Offer is:

Jefferies & Co., Inc.
520 Madison Avenue
New York, NY 10022
(212) 284-2300 (Collect)